SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 June 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

                                                                                                                                                                                                                                                                                                                                                                                                20 June 2013

LLOYDS BANKING GROUP - ENHANCED CAPITAL GUIDANCE AND DETAILED UPDATE ON CAPITAL POSITION

Lloyds Banking Group plc (the Group) is making significant progress in further strengthening its capital position.  Given our strongly capital generative strategy and the recent successful delivery of management actions, the Group now expects to report an estimated pro-forma fully loaded CRD IV core tier 1 ratio of above 9 per cent by the end of June 2013, six months ahead of its previous guidance, and approximately 10 per cent by the end of 2013, a year ahead of guidance.

As previously announced in May 2013, the Group is confident in its capital position and expects to meet the Prudential Regulation Authority's (PRA) requirement, announced today as £8.6 billion of additional capital out of £27.1 billion for the UK sector, without recourse to further equity issuance or the utilisation of additional contingent capital securities.

The PRA's review of the Group's capital position was based on the Group's five year plan, which was compiled prior to the 2012 year end, and in line with our prudent approach to planning this plan did not assume material capital accretion from non-core disposals or the benefits from other transactions already under way.  Despite these conservative assumptions, the plan reflected the net generation of £1.6 billion of capital in 2013 (including the impact of changes to pension accounting (IAS 19R) introduced with effect from 1 January 2013), which we remain confident in achieving.  Moreover, since the plan was compiled, we have successfully delivered additional actions, benefiting capital by a further £4.2 billion, which were part of our strategy but market dependent and therefore appropriately and conservatively not included in this plan.

This £4.2 billion capital benefit, which is in addition to the expected £1.6 billion net capital generation in the plan in 2013, includes:
• £1.4 billion related to the sale of government securities
• £1.4 billion from the sale of a US RMBS portfolio
• £1.0 billion from two placings of shares in St James's Place
• £0.4 billion from other actions including the disposal of a UK commercial real estate loan portfolio and the announced sale of the Group's stake in Sainsbury's Bank

The Group has a strongly capital generative strategy and expects to meet the remaining £2.8 billion requirement through capital generation in its core business, continued progress in executing its customer-focused strategy, further capital accretive non-core asset disposals, and other actions including the payment of dividends from the Group's insurance operations which are expected to commence before the end of the first half of 2013.

The PRA has also confirmed its intention to require banks to deduct from Common Equity Tier 1 (CET1) significant investments in insurance companies above threshold allowances under its implementation of CRD IV.  This is consistent with the Group's prudent planning and reporting assumptions and accordingly there is no change to previously disclosed capital ratios.

- END -

For further information:

Investor Relations
Charles King                                                                            +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 3522
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 20 June 2013